UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008                      File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

Notice of Pacific Booker’s Annual General Meeting.

2.

News Release dated May 1, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: May 1, 2008	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

April 21, 2008

Quebec Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

B.C. Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Re: Pacific Booker Minerals Inc.

We advise the following with respect to the upcoming meeting of Shareholders for the subject Corporation.

1.	Meeting Type	Annual and Special
2.	Security Description of Voting Issue	Common shares
3.	Cusip Number	69403R
4.	Record Date	20 May 2008
5.	Meeting Date	16 June 2008

Yours truly,

PACIFIC BOOKER MINERALS INC.

Per: “R. Swan”

RUTH SWAN, CFO

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

American Stock Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Warrants Fully Exercised

Vancouver BC,  May 1, 2008:  The Company is pleased to announce that all of the warrants with an expiry date of April 11, 2008 have been fully exercised.  These warrants were from the private placement announced on March 1, 2006.  The total number of warrant shares exercised was 970,200 shares at an exercise price of $4.50 per share for total proceeds of $4,365,900 which will be used for general working capital.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com,

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml